SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2018
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Cancellation of the 198th Extraordinary Shareholders’ Meeting - 2nd Call and the 199th Extraordinary Shareholders’ Meeting

Companhia Paranaense de Energia – COPEL, a company that generates, transmits, distributes and sells power, with shares listed on B3 (CPLE3, CPLE5, CPLE6), on NYSE (ELPVY, ELP) and on LATIBEX (XCOP), hereby announces to its shareholders and the market in general the cancellation of the 198th Extraordinary Shareholders’ Meeting - 2nd Call and the 199th Extraordinary Shareholders’ Meeting, which would take place on December 17, 2018, at 10:30 a.m. and 2:30 p.m., respectively, whose agendas consisted of the amendment to the Company’s Bylaws and the appointment of members of the Nomination and Evaluation Committee - CIA.

The Extraordinary Shareholders’ Meetings were cancelled due to the need to make a deeper analysis of the review of the membership of the corporate governance bodies Statutory Audit Committee and Nomination and Evaluation Committee.

Due to the cancellation of the Extraordinary Shareholders’ Meetings, the Call Notices published on the CVM on December 4 (198th ESM - 2nd call) and 10 (199th ESM) and in Paraná State Official Gazette and Folha de Londrina on December 5, 6, 7, 2018 and (198th ESM - 2nd call) and December 11, 12, 13, 2018 (199th ESM) are now without effect.

Curitiba, December 12, 2018.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or (41) 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date December 13, 2018

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Jonel Nazareno Iurk
Jonel Nazareno Iurk Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.